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                              April 5, 2023

       Alex Wu
       Chief Financial Officer
       NaaS Technology Inc.
       Newlink Center, Area G, Building 7
       Huitong Times Square
       No.1 Yaojiayuan South Road, Chaoyang District
       Beijing, 100024
       The People's Republic of China

                                                        Re: NaaS Technology
Inc.
                                                            Shell Company
Report on Form 20-F
                                                            Amendment No.1 to
Shell Company Report on Form 20-F
                                                            File No. 001-38235

       Dear Alex Wu:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amendment No.1 to Shell Company Report on Form 20-F Filed March 27, 2023

       Dada Auto Inc.
       Notes to the Combined Financial Statements
       1. Restatement of Previously Issued Consolidated Financial Statements, page F-46

   1. You list ten individual restatement matters that underlie the restatement adjustments. For each individual
restatement matter, please address the following:
                                                            Clearly disclose
whether it is due to an error or a change in accounting policies or estimates to the
extent that it currently is not.
                                                            Revise to provide
all required disclosures in accordance with IAS 8 for each
                                                            respective type of
change (e.g. an error, a change in accounting policies or estimates).
 Alex Wu
NaaS Technology Inc.
April 5, 2023
Page 2
2. We note one of the restatement adjustments relates to the revision of your measurement policy for revenue from membership program and full station operation. Please address the following:
             Tell us and revise to disclose the reason(s) behind each measurement policy change, including why applying the new accounting policy provides reliable and more relevant information.
             Tell us and revise to describe, in sufficient detail, the VIP membership program in
              Business Overview of Item 4. Information on the Company section of the filing.
3. We note your restated total operating costs for the fiscal year ended December 31, 2020 are lower by approximately RMB 5.4 million than previously disclosed. Please tell us and revise to disclose, in sufficient detail, the reason(s) for each material line item balance change within total operating costs as it is unclear from the current accompanying disclosures.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Stephen Kim at 202-551-3291 or Lyn Shenk at 202-551-3380 if you have any questions.



FirstName LastNameAlex Wu                                     Sincerely,
Comapany NameNaaS Technology Inc.
                                                              Division of
Corporation Finance
April 5, 2023 Page 2                                          Office of Trade &
Services
FirstName LastName